FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 3, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) today announced additional assay results from rock grab samples collected during ground evaluation work at the North Rae Uranium Project in the Ungava Bay region of northern Quebec, Canada. Of note, samples taken near the northern limits of the property reveal uranium mineralization approximately 5.3 miles (8.5 kilometers) north of previously identified zones. The results underscore the regional nature of the system and further support NWT’s exploration model, which is targeting a high-tonnage, near-surface uranium deposit amenable to open-pit mining. North Rae is under option from Azimut Exploration Inc.

“These latest results confirm the potential of North Rae as a world-class uranium discovery,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “We are encouraged that results continue to fall in the range of known deposits in Namabia. In addition, the presence of uranium mineralization this far to the north of the main zones we have identified to date illustrates the regional scope of the mineralized system that is underlying North Rae. We look forward to advancing North Rae and the adjacent Daniel Lake projects in 2008.”

Results

Assay results from 27 widely spaced surface rock grab samples collected from the southern portion of the Tasik zone, the Torrent zone and areas located near North Rae’s northern property boundary reveal values of up to 0.89% U3O8. Of these 27 samples, a total of 23 returned values over 0.01% U3O8, including nine with values over 0.1% U3O8. All samples are widely spaced, underscoring the regional nature of the mineralized system.

At Tasik, 8 of 23 samples reveal uranium values over 0.1% U3O8. The 23 samples were collected from an area measuring 328 x 492 feet (100 x 150 meters). Uranium values at Tasik are related to a series of pegmatic dykes injected in gneissic rocks (sulphide-bearing paragneiss, granitic gneiss).

The two samples taken near North Rae’s northern limits returned values of 0.113% and 0.044% U308. These results confirm the presence of uranium 5.3 miles (8.5 kilometers) north of previously identified zones of mineralization.

The table below provides details of samples that returned values above 0.1% U3O8.

SAMPLE ID	URANIUM ppm	U3O8 ppm	U3O8%
5929176	7557	8910	0.891
5929174	6310	7440	0.744
5929169	6293	7420	0.742
5929175	4012	4730	0.473
5929167	2782	3280	0.328
5929168	1713	2020	0.202
5929159	1306	1540	0.154
5929162	1221	1440	0.144
5929173	956	1127	0.113

Additional rock sample results from the 2007 ground exploration program will be announced as they are received and compiled.

Some of the assays returned were below the detection limits of the analytical techniques used to analyze samples.

NWT has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc., as announced in a press release dated March 6, 2006.

Other assay results from North Rae were detailed in press releases dated November 19, 2007 and October 16, 2007, which are available at www.nwturanium.com.

Quality Assurance

Grab samples from all zones, collected during 2007 ground evaluation, were submitted to Saskatchewan Research Council of Saskatoon for analysis using aqua regia partial digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material

Samples were collected at surface or near surface after small blasting using the Boulder Buster technique (average sampling depth of 30cm).”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: January 3, 2008